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                        UNITED STATES             |      OMB APPROVAL          |
             SECURITIES AND EXCHANGE COMMISSION   |                            |
                    Washington, D.C. 20549        |OMB Number:  3235-0058      |
                                                  |Expires:     March 31, 2006 |
                         FORM 12b-25              |----------------------------|
                 NOTIFICATION OF LATE FILING      |Estimated average burden    |
                                                  |hours per response......2.50|
                                                  |----------------------------|
(Check One): |X| Form 10-K   |_| Form 20-F        |      SEC FILE NUMBER       |
             |_| Form 11-K   |_| Form 10-Q        |           0-2892           |
             |_| Form N-SAR                       |----------------------------|
                                                  |       CUSIP NUMBER         |
                                                  |                            |
                                                  ------------------------------
             For Period Ended June 30, 2005
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             -----------------------------------

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          |  Read Instruction (on back page) Before Preparing Form.   |
          |                   Please Print or Type.                   |
          |                                                           |
          | Nothing in this form shall be construed to imply that the |
          | Commission has verified any information contained herein. |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

   The Dewey Electronics Corporation
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Full Name of Registrant


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Former Name if Applicable

   27 Muller Road
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Address of Principal Executive Office (Street and Number)

   Oakland, New Jersey 07436
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        |   (a) The reasons described in reasonable detail in Part III of this
        |       form could not be eliminated without unreasonable effort or
        |       expense;
        |   (b) The subject annual report, semi-annual report, transition report
        |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
   |X|  |       will be filed on or before the fifteenth calendar day following
        |       the prescribed due date; or the subject quarterly report of
        |       transition report on Form 10-Q, or portion thereof will be filed
        |       on or before the fifth calendar day following the prescribed due
        |       date; and
        |   (c) The accountant's statement or other exhibit required by Rule
        |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Dewey Electronics Corporation (the "Company") is not able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2005 within the prescribed time period because of the temporary unavailability of the Company's principal financial officer.

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John H. D. Dewey                         (201)              337-4700
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          (Name)                           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                        |X|  Yes  |_| No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    |X| Yes  |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company expects to report revenue of approximately $6.2 million and a pre-tax loss of approximately $58,000 in fiscal year 2005, as compared to revenue of approximately $6.0 million with a pre-tax income of $242,086 in fiscal 2004. Results are due primarily to a change in product mix as the Company has engaged in more research and development for the U.S. Army. Throughout fiscal 2005, the Company experienced a reduction in production orders from the U.S. Army for higher margin generator sets along with an increase in revenues from the lower margin research and development contracts.

          This Form contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expected results described in this Form. Such forward-looking statements involve risks and uncertainties including those involved in the Company's dependence upon its Department of Defense business, as further described in our filings under the Securities Exchange Act.



                       THE DEWEY ELECTRONICS CORPORATION.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 28, 2005                By /s/  John H. D. Dewey
                                           -------------------------------------
                                           John H. D. Dewey
                                           President and Chief Executive Officer